UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2004

Commission file number:

1-14251

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN
DATA PROCESSING
(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitting by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                   .

Exhibit 4.1

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
FORM 6-K

On November 26, 2004 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (SAP) filed a Registration Statement on Form F-6 (No. 333-120795) to name Deutsche Bank Trust Company Americas (DB) as successor depositary of its ordinary shares underlying American Depositary Shares.

The Amended and Restated Deposit Agreement among SAP, DB, and each Owner and Holder from time to time of American Depositary Receipts issued thereunder is attached hereto as Exhibit 4.1 and incorporated by reference herein and in SAP’s Registration Statements under the Securities Act of 1933 on Form S-8 (No. 333-63464 and No. 333-63496) and in SAP’s Registration Statement under the Securities Exchange Act of 1934 on Form 8-A (No. 001-14251).

EXHIBITS

Exhibit No.	Exhibit
4.1	Amended and Restated Deposit Agreement among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung as Issuer, Deutsche Bank Trust Company Americas as successor Depositary, and each Owner and Holder from time to time of American Depositary Receipts issued thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

Date: December 13, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Amended and Restated Deposit Agreement among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung as Issuer, Deutsche Bank Trust Company Americas as successor Depositary, and each Owner and Holder from time to time of American Depositary Receipts issued thereunder.